EXHIBIT 11

AIRGAS, INC.

EARNINGS PER SHARE CALCULATIONS

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(In thousands, except per share amounts)	2004	2003	2004	2003
Weighted Average Shares Outstanding:

Basic shares outstanding	75,200	73,000	74,700	72,500

Stock options and warrants – incremental shares	2,200	1,900	2,000	1,900

Diluted shares outstanding	77,400	74,900	76,700	74,400

Net earnings	$22,973	$20,891	$67,866	$58,532

Basic earnings per share	$0.31	$0.29	$0.91	$0.81

Diluted earnings per share	$0.30	$0.28	$0.88	$0.79